Filed Pursuant to Rule 433

Registration Statement No. 333-186952

May 13, 2013

AXIS Capital Holdings Limited

5.50% SERIES D PREFERRED SHARES

This term sheet should be read together with AXIS Capital Holdings Limited’s preliminary prospectus supplement dated May 13, 2013 to the prospectus dated February 28, 2013.

Issuer:	AXIS Capital Holdings Limited

Security Type:	5.50% Series D Preferred Shares

Anticipated Ratings (Moody’s / S&P):*	Baa3 (stable) / BBB (stable)

Size:	8,000,000 shares ($200,000,000 aggregate liquidation preference); or 9,200,000 shares ($230,000,000 aggregate liquidation preference) if the underwriters exercise their option to purchase additional shares in full

Over Allotment Amount:	1,200,000 shares

Trade Date:	May 13, 2013

Settlement Date:	May 20, 2013 (T+5)

Maturity Date:	Perpetual

Liquidation Preference:	$25 per share

Dividend Payment Dates:	Dividends on the Series D Preferred Shares will be payable on a non-cumulative basis only when, as and if declared by the Issuer’s board of directors, quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on September 1, 2013.

Dividend Rate:	5.50% of the $25 per share liquidation preference per annum (equivalent to $1.375 per share). Assuming an initial issue date of May 20, 2013, the dividend for the initial dividend period will be $0.3858 per Series D Preferred Share.

Optional Redemption:	On and after June 1, 2018, the Issuer may redeem the Series D Preferred Shares, in whole or in part, at any time, at a redemption price of $25 per share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption. At any time prior to June 1, 2018, the Issuer may redeem the Series D Preferred Shares in whole at a redemption price of $26 per Series D Preferred Share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, only if the Issuer submits to the holders of its common shares a proposal for an amalgamation or merger or if the Issuer submits any proposal for any other matter that requires, as a result of a change in Bermuda law after the date of the prospectus supplement, for its validation or effectuation an affirmative vote of the holders of the Series D Preferred Shares at the time outstanding, whether voting as a separate series or together with any other series or On and after June 1, 2018, the Issuer may redeem the Series D Preferred Shares, in whole or in part, at any time, at a redemption price of $25 per share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption. At any time prior to June 1, 2018, the Issuer may redeem the Series D Preferred Shares in whole at a redemption price of $26 per Series D Preferred Share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption, only if the Issuer submits to the holders of its common shares a proposal for an amalgamation or merger or if the Issuer submits any proposal for any other matter that requires, as a result of a change in Bermuda law after the date of the prospectus supplement, for its validation or effectuation an affirmative vote of the holders of the Series D Preferred Shares at the time outstanding, whether voting as a separate series or together with any other series or class of preference shares as a single class. In addition, at any time following the occurrence of a tax event or within 90 days following the occurrence of a capital redemption trigger date (each as defined in “Description of the Series D Preferred Shares—Redemption” in the preliminary prospectus supplement), the Issuer may redeem the Series D Preferred Shares, in whole or in part, at a redemption price of $25 per share, plus declared and unpaid dividends, if any, to, but excluding, the date of redemption.

Public Offering Price:	$25.00 per share; $200,000,000 total (or $230,000,000 if the underwriters exercise their option to purchase additional shares in full)

Underwriting Discounts:	$0.7875 per Series D preferred share for retail orders; $4,555,687.50 total (or $5,500,687.50 if the underwriters exercise their option to purchase additional shares in full); and $0.50 per Series D preferred share for institutional orders; $1,107,500.00 total

Proceeds to the Issuer, before expenses:	$194,336,812.50 (or $223,391,812.50 if the underwriters exercise their option to purchase additional shares in full)

Expected Listing:	NYSE. If the application is approved, trading in the Series D Preferred Shares is expected to commence within 30 days after the initial delivery.

CUSIP / ISIN:	G0692U 117 / BMG0692U1172

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC Lloyds Securities Inc.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Series D Preferred Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. This communication is intended for the sole use of the person to whom it is provided by the sender.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.